

March 12, 2015

Via Email
Mr. James J. Owens, CEO
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re:** **H. B. Fuller Company**
> **Form 10-K for Fiscal Year Ended November 29, 2014**
> **Filed January 28, 2015**
> **File No. 1-09225**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances then please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1. Despite the fact that the majority of your revenues are derived internationally, your discussion of the risks facing you as a result of foreign operations is limited to a single, four sentence risk factor on page 8. Moreover, you do not provide a substantive discussion of the impact of foreign currency fluctuations, despite the fact that management expects foreign currency fluctuations to halve organic growth in 2015, as stated in your earnings call for fiscal 2014 and on page 19 of this Form 10-K . Similarly, you provide only a cursory description of the risks posed by fluctuations in the price of raw materials, despite such prices making up 77% of your cost of sales. In future filings please provide a more fulsome description of the material risks facing your company, and provide appropriate context for investors to understand the scope of the risk and how it may impact your company.

2. We note that Project ONE led to disruptions in your manufacturing network, lower productivity and deteriorated service levels in your North America adhesives business in the latter half of 2013 and the early months of 2014, and that you will be expanding Project ONE to your other segments in 2016, but that you do not describe the risks associated with Project ONE under risk factors. In future filings please provide a thorough description of the risks posed by Project ONE as well as your Business Integration Project.

<u>Special Charges, net, page 25</u>

3. We note your disclosure on page 26 that expected total project costs will exceed the initial $125 million estimate by 30%, but that the revised total of $162.5 million is only $5.9 million more than what had been spent as of November 29, 2014. Please clearly disclose the estimated cost of completing your Business Integration Project in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 if you have any questions regarding these comments. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien,
Branch Chief